Filed Pursuant to Rule 433
Registration Nos. 333-227600 and 333-227600-01
March 19, 2019

Essex Portfolio, L.P.
$150,000,000 4.000% Senior Notes due 2029
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.

Guarantor:	Essex Property Trust, Inc.

Principal Amount:
$150,000,000. The Notes will be issued as additional notes of, and will form a single series of securities with, the $350,000,000 4.000% Senior Notes due 2029 issued on February 11, 2019. The total aggregate principal amount of the 4.000% Senior Notes due 2029 that will be outstanding following this reopening will be $500,000,000. The original notes and the Notes will share the same CUSIP number and be fungible.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+

Trade Date:	March 19, 2019

Settlement Date:	March 26, 2019 (T+5)

Maturity Date:	March 1, 2029

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2019

Benchmark Treasury:	UST 2.625% due February 15, 2029

Benchmark Treasury Price / Yield:	100-04 / 2.610%

Spread to Benchmark Treasury:	T+130 basis points

Yield to Maturity:	3.910%

Coupon:	4.000% per annum

Price to Public:	100.717% of the Principal Amount, plus accrued interest in the amount of $750,000 for the period from and including February 11, 2019 up to but excluding the Settlement Date

Optional Redemption Provisions:
Prior to December 1, 2028, make-whole call as set forth in the preliminary prospectus supplement at Treasury + 25 basis points

On or after December 1, 2028, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date, as set forth in the preliminary prospectus supplement

CUSIP / ISIN:	29717P AT4 / US29717PAT49

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Jefferies LLC MUFG Securities Americas Inc.

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNP Paribas Securities Corp. Mizuho Securities USA LLC

Co-Managers:	Capital One Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, or (iv) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.